SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

REINHOLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

REINHOLD ACQUISITION CORP.

REINHOLD HOLDINGS, INC.

RESOLUTE FUND PARTNERS, LLC

THE RESOLUTE FUND NETHERLANDS PV I, L.P.

THE RESOLUTE FUND NETHERLANDS PV II, L.P.

THE RESOLUTE FUND, L.P.

THE RESOLUTE FUND SINGAPORE PV, L.P.

THE RESOLUTE FUND NQP, L.P.

(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

75935A 10 9

(CUSIP Number of Class of Securities)

Jonathan F. Boucher.

Managing Director, The Jordan Company LLC

767 Fifth Avenue

48th Floor

New York, NY 10153

Telephone: (212) 572-0817

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James B. Carlson

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019

Telephone: (212) 506-2515

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid: ________________________	Filing Party: _____________________
	Form or Registration No.: ________________________	Date Filed: ______________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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Item 12.	Exhibits
Text of Press Release issued by Reinhold Industries, Inc. on November 2, 2006.

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Exhibit 99

The Jordan Company L.P. to Acquire Reinhold Industries, Inc.

SANTA FE SPRINGS, CA, Thursday, November 2, 2006 Reinhold Industries, Inc. (NASDAQ:RNHDA) of Santa Fe Springs, California, today announced that it and an affiliate of The Jordan Company, L.P., a leading private equity investor, have signed a definitive merger agreement pursuant to which The Jordan Company will acquire Reinhold through a tender offer for all outstanding shares of common stock of the Company for $12.50 per share.

Ralph R. Whitney, Jr., Chairman of the Board of Reinhold, commented, “We are pleased to enter into this agreement, which is the culmination of a thorough review of the strategic alternatives available to Reinhold. In addition to these sale proceeds, since 2004 Reinhold has paid $20.75 in dividends per share from internal cash flow and divestiture proceeds.”

Michael T. Furry, President and Chief Executive Officer of Reinhold, commented, “The Reinhold team is excited by the opportunity to partner with The Jordan Company and build on Reinhold’s market position as a leading supplier of specialty niche composites.”

Jonathan F. Boucher, Managing Principal of Jordan, commented, “We look forward to working with the Reinhold management team to build a premier supplier to the commercial and military aerospace industry. We plan to grow the business internally and through strategic acquisitions.”

Pursuant to the terms of the merger agreement, Reinhold Acquisition Corp., an affiliate of The Jordan Company, L.P., will commence a tender offer within five business days to acquire all outstanding shares of Reinhold common stock at a price of $12.50 per share in cash or an aggregate value of approximately $41.3 million. Following receipt of at least 51% of Reinhold’s outstanding shares in the tender offer, all remaining shares will convert into the right to receive $12.50 per share in cash through a merger. In addition to the tender of at least 51% of the outstanding shares, the closing of the transaction is subject to certain other conditions set forth in the Merger Agreement.

The Board of Directors of Reinhold Industries unanimously approved the terms of the tender offer and merger and recommends that the shareholders of Reinhold accept the offer. The Board of Directors has received an opinion from its financial advisor, TM Capital Corp., that the consideration to be paid to the shareholders in the transaction is fair from a financial point of view to such shareholders.

Simultaneously with the Company's execution of the merger agreement, ten of the Company's shareholders, representing approximately 49% of Reinhold’s outstanding shares, entered into a Shareholders Agreement with Reinhold Acquisition Corp. pursuant to which these shareholders agree to tender their shares of the Company's common stock in the tender offer. Michael T. Furry, the Company's President, Chief Executive Officer and a member of the Board of Directors, Brett R. Meinsen, the Company's Chief Financial Officer, and Ralph R. Whitney, Jr., Andrew McNally IV and Glenn Scolnik, each a member of the Board of Directors, were among the shareholders executing the Shareholders Agreement.

Pursuant to the merger agreement with Jordan, Reinhold may not participate in discussions regarding any competing offer to acquire its stock or assets, except under certain circumstances, in order to comply with its fiduciary duties. Under certain circumstances described in the merger agreement, Reinhold would be obligated to pay a break up fee to The Jordan Company of 3% of the enterprise value of Reinhold plus reimbursement of expenses up to $1.0 million if Reinhold or Jordan terminates the transaction. Reinhold intends to file a Schedule 14D-9 Recommendation Statement with the Securities and Exchange Commission relating to the transaction with a copy of the merger agreement as an exhibit.

Reinhold Industries, Inc. is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe.

The Jordan Company, L.P. is a New York-based investment firm with approximately $2.5 billion of capital under management that has been sponsoring and investing in middle market leveraged buyout transactions for more than 20 years. Jordan currently has a portfolio of investments in over 15 businesses representing more than $4.0 billion in annual revenue. The acquisition of Reinhold will be funded by capital provided by The Resolute Fund, L.P., a $1.5 billion private equity fund managed by Jordan.

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TM Capital Corp., financial advisor to the Board of Directors of Reinhold, is a New York and Atlanta based merchant bank which advises clients on a broad range of global merger, acquisition and financing transactions.

Availability of Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. The tender offer for the outstanding shares of the Company’s common stock described in this announcement has not commenced. At the time the offer is commenced, Reinhold Acquisition Corp. will file tender offer materials with the U.S. Securities and Exchange Commission, and the Company will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all Company shareholders at no expense to them.

In addition, the tender offer materials and Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission's website at www.sec.gov.

In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by the Company as the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Company's filings with the U.S. Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the U.S. Securities and Exchange Commission's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

To the extent the Company makes certain "forward-looking statements" in this press release, such as statements about future plans, goals and other events which have not yet occurred, such statements are intended to qualify for the safe harbors from liability provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified because they include words such as the Company "believes," "anticipates," "expects" or words of similar import. These forward-looking statements involve risks and uncertainties and the actual results could differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, without limitation, risks associated with levels of U.S. and foreign military spending, currency fluctuations and the financial condition of the airline industry. You should consider these risks and factors and the impact they may have when you evaluate these forward-looking statements. These statements are based only on the Company's knowledge and expectations on the date of this press release. The Company disclaims any duty to update these statements or other information in this press release based on future events or circumstances.

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